SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

_______________________

BioLineRx Ltd.
(Translation of registrant’s name into English)

_______________________

2 HaMa’ayan Street
 Modi’in 7177871, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

The registrant hereby announces the following changes in its senior management:

Ella Sorani, Ph.D., has been appointed as the registrant’s Vice President Development. Dr. Sorani joins the registrant with 16 years of experience in drug development in the global R&D division at Teva Pharmaceuticals Industries Ltd. (Teva), where she served in a number of management positions. In her most recent position as Senior Director and Global Project Leader, Dr. Sorani led the global development of one of Teva’s leading innovative late stage compounds. Dr. Sorani holds a B.Sc. in chemistry and an M.Sc. and Ph.D. in pharmacology, all from Tel Aviv University.

Abi Vainstein-Haras, M.D., has been appointed as the registrant’s Vice President Clinical and Medical Affairs. From June 2014 to January 2017, Dr. Vainstein-Haras served as the registrant’s Senior Medical Director responsible for the clinical development of all the registrant’s clinical phase projects. Prior to joining the registrant, from 2012 to 2014, she served as the Director and Clinical Program Leader for COPAXONE® at Teva, and from 2007 to 2012, she served in a number of medical positions in Innovative R&D at Teva. Dr. Vainstein-Haras holds an M.D. from University of Buenos Aires and is licensed to practice medicine in Israel.

In the framework of the foregoing appointments, Merril Gersten, Ph.D., will be leaving her position as the registrant’s Chief Scientific Officer as of March 31, 2017.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: January 23, 2017